

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 23, 2007

Mr. R.A. Walker
Senior Vice President, Finance and Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

> **Re:** **Anadarko Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-08968**
>
> **Response Letter Dated March 30, 2007**

Dear Mr. Walker:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and response letter, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comment

1.   We have reviewed your response to comment 10 of our letter dated March 22, 2007. With regard to your reserves and the nature of your interest, acreage information by state is not sufficient to describe the nature of your interest in individual fields. Nature of your interest is meant to be your working and net ownership interest in a given property. Your reserve information appears to be limited to your total proved reserves in tables for the United States and Algeria or for broad geographic areas such as the Rocky Mountains or Gulf of Mexico. We believe the intent of Item 102 is to provide the user with oil and gas reserves, production and interest information on your principal fields. See the Instructions to Item 102 of Regulation S-K. Please revise your document to provide this information.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact April Sifford at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director